EXHIBIT 99.1

Prosensa Announces 2nd Quarter 2014 Financial Results and Recent Corporate Developments

  NDA submission for drisapersen in Q4 2014 on track
  EMA filing for conditional approval following NDA Submission
  Drisapersen re-dosing on track prior to the end of September
  Cash & cash equivalents at quarter-end €69.5M

LEIDEN, The Netherlands, Aug. 12, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (Nasdaq:RNA), the biopharmaceutical company focusing on RNA-modulating therapeutics for rare diseases with high unmet need, today reported financial results for the second quarter ending June 30, 2014 and provided an update on the NDA submission plans and re-dosing for drisapersen, including further detail on its confirmatory studies and next steps for follow-on exon skipping compounds for the treatment of Duchenne Muscular Dystrophy (DMD).

Hans Schikan, CEO of Prosensa said, "We have made substantial progress during this period and are very pleased that we are now in a position to pursue regulatory filings for drisapersen in the both the United States and Europe, with the FDA submission planned before the end of the year and an EMA submission shortly thereafter. We continue to work as diligently and as quickly as possible to fulfill our promise of bringing much needed therapies to boys with DMD."

Recent Corporate Highlights

-- Drisapersen Development Program Update

  On June 3, we announced that following positive feedback from the FDA, Prosensa will pursue a New Drug Application(NDA) filing for drisapersen with the FDA under an accelerated approval pathway based on existing data. The Company plans to submit a file later this year and will commit to the initiation of two confirmatory post-approval studies. The Company also plans to file for conditional approval with the EMA after the NDA submission.

  Re-dosing protocols are in the process of being submitted to relevant Institutional Review Boards and we remain on track to re-dosing the first patients before the end of the quarter.

-- Other Research & Development Updates

  On June 25, we announced that our Natural History Study completed enrolment with a total of 269 boys with confirmed DMD between the ages three and 18 from 10 countries across 16 centers in North & South America and Europe, 80% of whom are ambulatory and 20% non-ambulatory. The purpose of the study is to characterize the natural history and progression of DMD to help inform the design of future studies, to capture biomarkers of safety and disease progression and to provide comparative data for the development of therapies for DMD involving rare exons for which formal controlled trials are not feasible. Furthermore, the study may be used as a control group in a post-approval confirmatory study of drisapersen.

  On June 27, we announced that Prosensa was awarded a $200,000 research grant from PPMD for PROSPECT, a multi exon-skipping strategy for exons 10-30 of the dystrophin gene, which could be applicable to up to 13% of all DMD patients. The program is moving into pre-clinical development with toxicity studies scheduled to commence next year.

  On August 11, we announced that CureDuchenne will provide Prosensa with up to €5 million by means of convertible promissory notes to support the Company and accelerate the development and patient access of much needed DMD therapies.

  PRO044, which addresses a separate sub-population of up to 6% of DMD patients, may serve as the follow-on exon skipping compound in one of two confirmatory studies to support a potential accelerated approval for drisapersen. An extension study for PRO044 is on track to commence in the 4th quarter of this year, and a placebo controlled study is scheduled to  commence in the first half of 2015.

  PRO045 and PRO053 (each addressing a population of up to 8% of all DMD patients) are currently in dose finding studies. We expect data for PRO045 in the fourth quarter of 2014 and for PRO053 in the first half of 2015, with additional studies of these compounds to begin in 2015.

-- Management Team & Supervisory Board Appointments

  On June 23, Prosensa announced that Hans Schikan, CEO, was appointed to the Biotechnology Industry Organization's (BIO) Emerging Companies Section Governing Board.

  On June 30, Prosensa announced the appointment of Willem W. van Weperen to the new position of chief commercial officer and the addition of Dr. Annalisa Jenkins to its Supervisory Board. The appointment of Dr. Jenkins is subject to shareholder approval at the extraordinary general shareholders' meeting scheduled for August 20, 2014.

Financial Highlights

  Net loss: Net loss for the second quarter 2014 was €8.0 million, or €0.22 basic and diluted loss per share, compared to a net loss of €4.7 million, or €0.16 basic and diluted loss per share, for the second quarter 2013.

  Revenue: Revenue for the three months ended June 30, 2014 was nil, compared with €2.0 million in the same period in 2013 due to a decrease in license revenue of €1.3 million and a decrease in collaboration revenue of €0.7 million due to the termination of the research and collaboration agreement with GSK.

  R&D Expense: Research and development expense increased from €4.5 million in the three months ended June 30, 2013 to €5.5 million in the three months ended June 30, 2014. Research and development expenses mainly increased due to the expansion of our development and regulatory capabilities, directly impacted by the termination of the research and collaboration agreement with GSK, as well as the costs of preparing a regulatory file for drisapersen and the progressing clinical phase I/II studies of PRO045 and PRO053.

  G&A Expense: General and administrative expense increased from €2.1 million to €2.7 million in the three months ended June 30, 2013 and 2014, respectively. The increase is primarily due to share-based compensation and costs associated with operating as a public company in the period ended June 30, 2014 offset by expenses related to our IPO in the same period in 2013.

  Cash and Cash Equivalents: Cash and cash equivalents as of June 30, 2014, were €69.5 million.

2014 Guidance

  We expect that cash and cash equivalents as of December 31, 2014 will range from €53 million to €56 million. This guidance assumes €2.5 million of notes issued to an affiliate of CureDuchenne and full collection of accounts receivable from GSK and does not account for the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to the Company's capital structure, including future securities offerings.

Upcoming Conferences

Prosensa management will be participating in the following conferences and events:

  Wedbush Pacific Growth Healthcare Conference, August 12, New York, NY
  FBR Inaugural Healthcare Conference, September 3, Boston, MA
  Citi Biotech Day, September 4, Boston, MA
  Rodman & Renshaw Annual Global Investment Conference, September 9, New York, NY
  BioCentury Newsmakers Conference, September 26, New York, NY
  Leerink Rare Disease Roundtable, October 1, New York, NY
  World Muscle Society Congress, October 7-11, Berlin, Germany

Conference Call / Webcast Information

Prosensa will host a conference call on August 12, 2014 at 8:00 a.m. US Eastern Time, 2:00 p.m. Central European Time to discuss the second quarter financial results and provide a corporate update. In order to participate in the conference call, please dial +1-877-407-9170 (US domestic toll-free). International dial-in numbers and an audio webcast can be accessed under "Events & Presentations" through the Investors & Media section of the Prosensa corporate website at www.prosensa.com.

About Prosensa Holding N.V.

Prosensa (Nasdaq:RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy (DMD), myotonic dystrophy and Huntington's disease.

Prosensa's current portfolio includes six compounds for the treatment of DMD, all of which have received orphan drug status in the United States and the European Union. The compounds use an innovative technique called exon-skipping to provide a personalized medicine approach to treat different populations of DMD patients. www.prosensa.com

About DMD

DMD is one of the most prevalent rare genetic diseases globally affecting up to 1 in 3,500 boys and is invariably fatal. There is currently no approved disease-modifying therapy for DMD. The progressive muscle-wasting that characterizes this disease is caused by inadequate production of dystrophin, a protein necessary for muscle function, as a result of mutations in the dystrophin gene. The different mutations, which are mostly deletions of one or more exons, found in the dystrophin gene result in distinct sub-populations of DMD patients.

Forward Looking Statement

This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding the Company's strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around the Company's exon-skipping drug pipeline, regulatory review of its product candidates, its intellectual property position and its financial position. Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K's and the Company's Annual Report on Form 20-F. In addition, any forward-looking statements represent the Company's views only as of today and should not be relied upon as representing its views as of any subsequent date. While the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so, even if its views change.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	2014	Three months ended June 30, 2013	2014	Six months ended June 30, 2013
	€ ('000 except per share data)
License revenue	--	1,286	14,695	2,693
Collaboration revenue	--	698	60	1,691
Total revenue	--	1,984	14,755	4,384
Other income	214	33	452	34
Research and development expense	(5,539)	(4,549)	(10,796)	(8,609)
General and administrative expense	(2,696)	(2,074)	(5,151)	(3,869)
Other gains - net	72	7	96	8
Operating loss	(7,949)	(4,599)	(644)	(8,052)
Finance income	229	100	456	292
Finance costs	(242)	(211)	(483)	(399)
Finance cost – net	(13)	(111)	(27)	(107)
Net loss	(7,962)	(4,710)	(671)	(8,159)
Other comprehensive income	--	--	--	--
Total comprehensive loss*	(7,962)	(4,710)	(671)	(8,159)
Loss per share from operations attributable to the equity holders of the company during the period (in € per share)
Basic and diluted loss per share	(0.22)	(0.16)	(0.02)	(0.28)

* Total comprehensive loss is fully attributable to equity holders of the company

BALANCE SHEET HIGH LIGHTS (UNAUDITED)

€ ('000)	As of June 30, 2014	As of December 31, 2013
Cash and cash equivalents	69,467	82,232
Total assets	77,070	90,790
Total equity	63,688	63,210
Total liabilities	13,382	27,580
CONTACT: Prosensa Holding N.V.

         Celia Economides, Senior Director IR &
         Corporate Communications
         Phone: +1 917 941 9059
         Email: c.economides@prosensa.nl